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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                               ------------------

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                            PURSUANT TO RULE 13d-1(a)

                         OACIS HEALTHCARE HOLDINGS CORP.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                               ------------------

                                 00175167107510
                                 (CUSIP Number)

                          OSCAR ACQUISITION CORPORATION
                 SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
                       (Name of Persons Filing Statement)

                             WILLIAM A. ROPER, JR.
                             CHIEF FINANCIAL OFFICER
                 SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
                                1241 CAVE STREET
                               LA JOLLA, CA 92037
                            TELEPHONE: (619) 535-7711

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                   COPIES TO:
                                 DAVID L. CAPLAN
                              DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                            TELEPHONE: (212) 450-4000

                                FEBRUARY 21, 1999
             (Date of Event which Requires Filing of this Statement)

                               ------------------

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]



================================================================================

-------------------------                                     ------------------
CUSIP NO. 00175167107510          SCHEDULE 13D                PAGE 2 OF 14 PAGES
------------------------                                      ------------------

-------------------------------------------------------------------------------
  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Oscar Acquisition Corporation
          Awaiting I.R.S. Identification Number
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [X]
-------------------------------------------------------------------------------
  (3)     SEC USE ONLY
-------------------------------------------------------------------------------
  (4)     SOURCE OF FUNDS*
          Not applicable
-------------------------------------------------------------------------------
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
-------------------------------------------------------------------------------
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     6,267,216
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                6,267,216
-------------------------------------------------------------------------------
 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,267,216
-------------------------------------------------------------------------------
 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
-------------------------------------------------------------------------------
 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          57.4%
-------------------------------------------------------------------------------
 (14)     TYPE OF REPORTING PERSON*

          CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

-------------------------                                     ------------------
CUSIP NO. 00175167107510          SCHEDULE 13D                PAGE 3 OF 14 PAGES
------------------------                                      ------------------

-------------------------------------------------------------------------------
  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Science Applications International Corporation
          95-3630868
-------------------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [X]
-------------------------------------------------------------------------------
  (3)     SEC USE ONLY
-------------------------------------------------------------------------------
  (4)     SOURCE OF FUNDS*
          Not applicable
-------------------------------------------------------------------------------
  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
-------------------------------------------------------------------------------
  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     6,267,216
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                6,267,216
-------------------------------------------------------------------------------
 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,267,216
-------------------------------------------------------------------------------
 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) INCLUDES CERTAIN
          SHARES*                                                            [ ]
-------------------------------------------------------------------------------
 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          57.4%
-------------------------------------------------------------------------------
 (14)     TYPE OF REPORTING PERSON*

          HC, CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

    ITEM 1. SECURITY AND ISSUER.

        The class of equity securities to which this statement relates is the Common Stock, $0.01 par value per share (the "Shares"), of Oacis Healthcare Holdings Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1101 Fifth Avenue, Suite 200, San Rafael, CA 94901.

    ITEM 2. IDENTITY AND BACKGROUND.

        The names of the persons filing this statement are Oscar Acquisition Corporation, a Delaware corporation ("Purchaser"), and Science Applications International Corporation, a Delaware corporation ("Parent").

        Purchaser is a wholly-owned subsidiary of Parent. The address of the principal business and the principal office of Purchaser is 10260 Campus Point Drive, San Diego, CA 92121. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Purchaser is set forth on Schedule A. Purchaser to date has engaged in no activities other than those incident to formation, the execution and delivery of the Merger Agreement and each Stockholder Agreement and the commencement of the Offer (each as defined below).

        The address of the principal business and the principal office of Parent is 10260 Campus Point Drive, San Diego, CA 92121. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Parent is set forth on Schedule B. Parent is principally engaged in providing diversified professional and technical services and in designing, developing and manufacturing high-technology products. A large part of Parent's technical services and products are sold to departments and agencies of the U.S. Government. The balance of Parent's sales are made to foreign, state and local governments, commercial customers and others.

        During the last five years, neither Purchaser nor Parent (together, the "Reporting Persons") nor, to the best of their knowledge, any of the persons listed on Schedule A or Schedule B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Beneficial ownership of the Shares was acquired through execution of stockholder agreements dated as of February 21, 1999 (the "Stockholder Agreements") between Purchaser and certain stockholders of the Issuer (the "Stockholders"). None of the Reporting Persons has expended any funds in connection with the execution of the Stockholder Agreements. See Item 6.

    ITEM 4. PURPOSE OF TRANSACTION.

        See Item 6.

    ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the Reporting Persons has shared voting power and shared dispositive power with respect to (and therefore beneficially owns) 6,267,216 Shares, including warrants to purchase 146,606 Shares, representing approximately 57.4% of the outstanding Shares (assuming conversion of all outstanding warrants into 293,211 Shares) of the Issuer as of February 19, 1999.

        Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any persons named in Schedule A or Schedule B hereto owns beneficially any Shares.

        (b) The Reporting Persons do not have sole power to vote or to dispose of any Shares. The Reporting Persons have shared power to vote or to direct the vote of 6,267,216 Shares, including warrants to purchase 146,606 Shares currently held by certain Stockholders. The Reporting Persons have shared power to dispose or to direct the disposition of 6,267,216 Shares, including warrants to purchase 146,606 Shares currently held by certain Stockholders.

        (c) No transactions in the Shares have been effected since January 2, 1999 by any Reporting Person or, to the best of the knowledge of the Reporting Persons, any of the persons named in Schedule A and Schedule B.

        (d) Inapplicable.

        (e) Inapplicable.

    ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        On February 21, 1999, the Issuer, Parent and Purchaser entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, subject to the terms and conditions set forth in the Merger Agreement, Purchaser to commence an offer to purchase all of the outstanding Shares (which, together with the related letter of transmittal, constitutes the "Offer") and, as soon as practicable after the consummation of the Offer, for Purchaser to merge with and into the Issuer (the "Merger"), with the Issuer to be the surviving corporation in the Merger. Pursuant to the Merger, each outstanding Share (other than Shares held by Parent or any of its subsidiary of Parent and Shares held by stockholders properly exercising appraisal rights under the laws of the State of Delaware) will be converted into a right to receive $4.45 in cash, without interest. A copy of the Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

        As an inducement and a condition to Purchaser and Parent entering into the Merger Agreement, the Stockholders (owners of 6,120,610 Shares and warrants to purchase 146,606 Shares) and Purchaser entered into the Stockholder Agreements.

        The Stockholders party to the Stockholder Agreements are as follows:

                (i) Information Partners Capital Fund, L.P.,

                (ii) BCIP Associates,

                (iii) BCIP Trust Associates, L.P.,

                (iv) Sutter Hill Ventures,

                (v) InterWest Partners V, L.P.,

                (vi) IMS Health Incorporated,

                (vii) Sequoia Capital Growth Fund,

                (viii) Sequoia Technology Partners III,

                (ix) WPG Enterprise Fund II, L.L.C., and

                (x) Weiss, Peck & Greer Venture Associates III, L.L.C.

        Information Partners Capital Fund, L.P., BCIP Associates and BCIP Trust Associates, L.P. currently hold warrants to purchase 135,757, 4,398 and 6,451 Shares, respectively. Each such Stockholder has executed a notice irrevocably converting its warrant in full immediately prior to the Merger; however, such notice does not prevent the relevant Stockholder from converting the warrants at an earlier time.

        Pursuant to the Stockholder Agreements, each Stockholder irrevocably and unconditionally agrees to validly tender (and not withdraw), pursuant to and in accordance with the terms of the Offer, all of the shares of capital stock of the Issuer that such Stockholder beneficially owns as of the date of the Stockholder Agreement as well as any additional shares of capital stock of the Issuer that such Stockholder may beneficially own, whether acquired by purchase, exercise of options or otherwise, at any time after the date of the Stockholder Agreement and prior to the expiration of the Offer, as the expiration of the Offer may be extended from time to time (the "Stockholder Shares"). Within five business days after the commencement of the Offer, such Stockholder shall deliver to the Depositary (i) a letter of transmittal with respect to the Stockholder Shares complying with the terms of the Offer, (ii) certificates representing all of the Stockholder Shares and (iii) all other documents or instruments required to be delivered pursuant to the terms of the Offer.

        Pursuant to the Stockholder Agreements, each Stockholder irrevocably and unconditionally agrees to vote or cause to be voted all Stockholder Shares at the time any vote of the stockholders of the Issuer is taken on such matters (i) in favor of the approval and adoption of the Merger Agreement and in favor of the transactions contemplated thereby and (ii) against any (A) acquisition proposal other than the Merger, (B) reorganization, recapitalization, liquidation or winding up of the Issuer or any other extraordinary transaction involving the Issuer, (C) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (D) other matter relating to, or in connection with, any of the matters referred to in clause (A), (B) or
(C) above.

        Pursuant to the Stockholder Agreements, each Stockholder irrevocably and unconditionally grants a proxy appointing Purchaser as such Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in such Stockholder's name, to vote, express, consent or dissent, or otherwise to utilize such voting power in the manner contemplated above as Purchaser or its proxy or substitute shall, in Purchaser's sole discretion, deem proper with respect to the Stockholder Shares.

        According to the Stockholder Agreements, from the date thereof until the termination thereof, each Stockholder and the officers, directors, employees or other agents of such Stockholder will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any acquisition proposal other than the Merger or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Issuer or any subsidiary or afford access to the properties, books or records of the Issuer or any subsidiary to any person. Stockholder will promptly notify Purchaser after (A) such Stockholder has received any acquisition proposal, (B) such Stockholder has been advised that any person is considering making an acquisition proposal, or (C) such Stockholder has received any request for nonpublic information relating to the Issuer or any subsidiary, or for access to the properties, books or records of the Issuer or any subsidiary, by any person. Each Stockholder will keep Purchaser fully informed of the status and details of any such acquisition proposal or request. Each Stockholder shall, and shall cause its directors, officers, employees, financial advisors and other agents or representatives to, cease immediately and cause to be terminated all activities, discussions or negotiations, if any, with any persons conducted heretofore with respect to any acquisition proposal.

        The Stockholder Agreements contain customary representations and warranties of the parties thereto.

        Except pursuant to the terms of the Stockholder Agreements, each Stockholder agrees that, without the prior written consent of Purchaser, such Stockholder will not, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Stockholder Shares or (ii) sell, assign, transfer, encumber mortgage or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance, mortgage or other disposition of, any Stockholder Shares during the term of the Stockholder Agreements.

        Each Stockholder agrees not to exercise any rights (including, without limitation, under Section 262 of the General Corporation Law of the State of Delaware) to demand appraisal of any Stockholder Shares which may arise with respect to the Merger.

        Any provision of the Stockholder Agreements may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party or in the case of a waiver, by the party against whom the waiver is to be effective. Each Stockholder Agreement will terminate on the earlier to occur of the consummation of the Merger or 18 months after the date of the Stockholder Agreement.

        Copies of the Stockholder Agreements are attached hereto as Exhibits 2 through 11 and incorporated herein by reference.

        THE SUMMARY CONTAINED IN THIS SCHEDULE 13D OF CERTAIN PROVISIONS OF THE STOCKHOLDER AGREEMENTS AND THE MERGER AGREEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MERGER AGREEMENT AND THE STOCKHOLDER AGREEMENTS ATTACHED AS EXHIBITS 1 AND 2 THROUGH 11 HERETO, RESPECTIVELY.

        Except for the Merger Agreement and the Stockholder Agreements as described above, to the best knowledge of Purchaser, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        Except as described in this Schedule 13D, based on their current knowledge of the Issuer, the Reporting Persons have no present plans or proposals that would relate to or result in any extraordinary corporate transaction (such as a merger, reorganization, liquidation or relocation of any operations) involving the Issuer or any of its subsidiaries, any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, any change in the Issuer's capitalization or dividend policy, any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person or any other material change in the Issuer's corporate structure or business.

        The Merger Agreement provides that, effective upon acceptance for payment pursuant to the Offer of a number of Shares that would represent at least a majority of the total number of outstanding shares on a fully diluted basis, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Issuer's Board of Directors that equals the product of (i) the total number of directors on the Issuer's Board of Directors multiplied by (ii) the percentage that the number of Shares beneficially owned by Parent (including Shares accepted for payment) bears to the total number of Shares outstanding. On February 20, 1999, John Kingery, Fred Goad, Dennis Sisco and Jim McCord resigned from the Issuer's Board of Directors effective upon the purchase by Purchaser of the Shares tendered in the Offer. In addition, the Stockholder Agreements provide that each Stockholder party to such agreement shall cause all directors affiliated with such stockholder to resign from the Issuer's Board of Directors upon consummation of the Offer. Such resignations are sufficient for Parent to designate up to eight out of nine directors of the Issuer following the consummation of the offer.

        If Parent exercises its right to designate directors, Parent currently intends to designate one or more of the following persons to serve as directors of the Issuer: J. Robert Beyster, David A. Cox, John E. Glancy, William A. Roper, Jr., Tracy Trent, Peter N. Pavlics, Douglas E. Scott, J. Dennis Heipt, Kevin A. Werner.

        Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in the Nasdaq National Market. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in the Nasdaq National Market, the market for the Shares could be adversely affected. According to Nasdaq's published listing requirements, in order for the Shares to be eligible for continued inclusion in the Nasdaq National Market, there must continue to be, among other things, a public float of 750,000 shares, held by at least 400 stockholders (round lot holders), with a market value of at least $5 million. If the Shares were no longer eligible for inclusion in the Nasdaq National Market, they may nevertheless continue to be included in the Nasdaq SmallCap Market unless, among other things, the public float was less than 500,000 shares, or there were fewer than 300 stockholders (round lot holders) in total, or the market value of public float was less than $1 million. If the Shares are no longer eligible for inclusion in the Nasdaq National Market or the Nasdaq SmallCap Market, the Shares might still be quoted on the OTC Bulletin Board.

        The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Issuer to the Securities and Exchange Commission (the "Commission") if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Issuer to holders of Shares and to the Commission and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of
Section 16(b), the requirement of furnishing a proxy statement pursuant to
Section 14 in connection with a stockholder's meeting and the related requirement of an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Issuer and persons holding "restricted securities" of the Issuer may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing or Nasdaq reporting. Purchaser intends to seek to cause the Issuer to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

    ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit  1: Agreement and Plan of Merger dated as of February 21,
                        1999, among Oacis Healthcare Holdings Corp., Science Applications International Corporation and Oscar Acquisition Corporation

            Exhibit  2: Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and Information Partners Capital Fund, L.P.

            Exhibit  3: Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and BCIP
                        Associates

            Exhibit  4: Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and BCIP Trust Associates, L.P.

            Exhibit  5: Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and Sutter Hill Ventures

            Exhibit  6: Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and InterWest Partners V, L.P.

            Exhibit  7: Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and IMS Health Incorporated

            Exhibit  8: Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and Sequoia Capital Growth Fund

            Exhibit  9: Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and Sequoia Technology Partners III

            Exhibit 10: Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and WPG Enterprise Fund II, L.L.C.

            Exhibit 11: Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and Weiss, Peck & Greer Venture Associates III, L.L.C.

            Exhibit 12: Joint Filing Agreement dated as of March 3, 1999 between
                        Oscar Acquisition Corporation and Science Application International Corporation

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 3, 1999

                                  Oscar Acquisition Corporation


                                  By:   /s/ Kevin A. Werner
                                     -------------------------------------------
                                     Name:  Kevin A. Werner
                                     Title: Secretary


                                  Science Applications International Corporation


                                  By:   /s/ Kevin A. Werner
                                     -------------------------------------------
                                     Name:  Kevin A. Werner
                                     Title: Assistant Secretary &
                                            Associate General Counsel

                                                                      SCHEDULE A

        DIRECTORS AND EXECUTIVE OFFICERS OF OSCAR ACQUISITION CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Purchaser are set forth below. If no business address is given the director's or officer's business address is 10260 Campus Point Drive, San Diego, CA 92121. All of the persons listed below are citizens of the United States of America.


                                             PRESENT PRINCIPAL OCCUPATION INCLUDING NAME AND
          NAME AND BUSINESS ADDRESS                       ADDRESS* OF EMPLOYER
--------------------------------------------------------------------------------------------
Directors

J. R. Beyster...............................  Director of Purchaser since the company was founded. Mr. Beyster is also the Chairman of
                                              the Board, Chief Executive Officer, President
                                              and a Director of Parent.

D. A. Cox...................................  President and Director of Purchaser since the company was founded. Mr. Cox is also the
                                              Executive Vice President of Parent since
                                              January 1998.

W. A. Roper, Jr.............................  Chief Financial Officer and Director of
                                              Purchaser since the company was founded. Mr.
                                              Roper is also Senior Vice President and Chief
                                              Financial Officer of Parent since 1990.



                                             PRESENT PRINCIPAL OCCUPATION INCLUDING NAME AND
     NAME AND BUSINESS ADDRESS                          ADDRESS** OF EMPLOYER
--------------------------------------------------------------------------------------------
Executive Officers
(Who Are Not Directors)

T. Trent...................................  Vice President of Purchaser since the company was founded. Since January 1999, Mr. Trent has
                                             been Group Senior Vice President of Parent.

K. A. Werner...............................  Secretary of Purchaser since the company was founded. Since May 1997, Mr. Werner has been
                                             Associate General Counsel of Parent.





-------------------

 * Same address as director's or officer's business address.

** Same address as director's or officer's business address.

                                                                      SCHEDULE B

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                 SCIENCE APPLICATIONS INTERNATIONAL CORPORATION



The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Parent are set forth below. If no business address is given the director's or officer's business address is 10260 Campus Point Drive, San Diego, CA 92121. All of the persons listed below are citizens of the United States of America.

                                             PRESENT PRINCIPAL OCCUPATION INCLUDING NAME AND
     NAME AND BUSINESS ADDRESS                          ADDRESS* OF EMPLOYER
--------------------------------------------------------------------------------------------
Directors
D. P. Andrews...............................  Corporate Executive Vice President since
                                              January 1998 and a Director since October 1996.

J. R. Beyster...............................  Chairman of the Board, Chief Executive Officer
                                              and a Director of Parent since the company was
                                              founded and President of Parent since 1998.

V. N. Cook..................................  Director since 1990. Mr. Cook is also a member of the Board of Directors of KFX,  Inc. and the
                                              Chairman of Visions International, Inc., an
                                              industry consulting firm.

W. H. Demisch...............................  Director since 1990. Mr. Demisch has been a
                                              Managing Director of BT Alex. Brown since 1993.

D. W. Dorman................................  Director since 1998. President and Chief
                                              Executive Officer of PointCast Incorporated
                                              ("PointCast") since November 1997 and Chairman
                                              of the Board of PointCast since February 1998.

W. A. Downing...............................  Director since 1996. General Downing, USA
                                              (Ret.) joined Parent as a part-time employee in
                                              March 1996.

J. E. Glancy................................  Corporate Executive Vice President since
                                              January  1994 and a Director of Parent since
                                              July 1994.

B. R. Inman.................................  Director since 1982.  Admiral Inman,  USN (Ret.)
                                              joined Parent in 1990 as a  part-time  employee
                                              and, in that capacity, advises Parent on a wide
                                              variety of strategic planning issues.

A. K. Jones.................................  Director since 1998. Dr. Jones has been a professor at the University of Virginia since
                                              1989.

H. M. J. Kraemer............................  Director since 1997. Mr. Kraemer has served as the President of Baxter International, Inc., a
                                              health-care products, systems and services
                                              company, since April 1997.



-------------------

 * Same address as director's or officer's business address.

C. B. Malone................................  Director since 1993. Ms. Malone has served as the President of Financial & Management
                                              Consulting, Inc., a consulting company, since
                                              1982.

J. W. McRary................................  Director since 1972. Dr. McRary is the
                                              Chairman of the Board, President and Chief
                                              Executive Officer of Microelectronics and
                                              Computer Technology Corporation, a corporation
                                              involved in research and development of
                                              advanced computer architecture, software
                                              technology, component packaging and
                                              computer-aided design and manufacturing.

S. D. Rockwood..............................  Executive Vice President of Parent since April
                                              1997 and Director of Parent since 1996.

R. C. Smith.................................  Chief Executive Officer and a Director of Bell
                                              Communications Research, Inc., a  wholly-owned
                                              subsidiary  of the Company, since January 1998
                                              and a Director of Parent since April 1998.

E. A. Straker...............................  Executive Vice President of Parent since 1994 and a Director since 1992.

M. E. Trout.................................  Director since 1995. Dr. Trout is also a member of the Board of Directors of Baxter
                                              International, West Co. and the UCSD Foundation
                                              and the Chairman of the Board of Cytyc, Inc.

J. P. Walkush...............................  Sector Vice President, Director since 1996.
                                              Mr. Walkush was elected as a Sector Vice
                                              President in 1994.

J. H. Warner, Jr............................  Corporate Executive Vice President of Parent
                                              since 1996 and Director since 1988.

J. A. Welch.................................  Director since 1984. Dr. Welch joined Parent in July 1990 and is currently a part-time
                                              employee involved in a number of scientific
                                              endeavors and strategic planning issues. Dr.
                                              Welch also serves as President of Jasper Welch
                                              Associates, a consulting firm which he founded
                                              in 1983.

J. B. Wiesler...............................  Director since 1989.

A. T. Young.................................  Director since 1995. Mr. Young is also on the
                                              Board of Directors of the Dial Corporation, the
                                              B.F. Goodrich Company and Potomac Electric
                                              Power Company.

                                              PRESENT PRINCIPAL OCCUPATION INCLUDING NAME AND
         NAME AND BUSINESS ADDRESS                         ADDRESS* OF EMPLOYER
-----------------------------------------------------------------------------------------------
Executive Officers
(Who Are Not Directors)

D. W. Baldwin..............................  Senior Vice President and Treasurer of Parent
                                             since January 1997.

D. A. Cox..................................  Executive Vice President of Parent since January
                                             1998.

J. D. Heipt................................  Senior Vice President for Administration and
                                             Secretary of Parent since 1984.

P. N. Pavlics..............................  Senior Vice President of Parent since January
                                             1997 and Controller of Parent since 1993.

W. A. Roper, Jr............................  Senior Vice  President and Chief Financial
                                             Officer of Parent since 1990.

R. A. Rosenberg............................  Executive Vice President of Parent since 1992.

D. E. Scott................................  Senior Vice President since January 1997 and
                                             General Counsel of Parent since 1992.



--------

* Same address as director's or officer's business address.

                                 EXHIBIT INDEX

          EXHIBIT
          NUMBER         DESCRIPTION
          -------        -----------

          Exhibit 1 Agreement and Plan of Merger dated as of February 21, 1999, among Oacis Healthcare Holdings Corp., Science Applications International Corporation and Oscar Acquisition Corporation

          Exhibit 2 Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and Information Partners Capital Fund, L.P.

          Exhibit 3 Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and BCIP Associates

          Exhibit 4 Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and BCIP Trust Associates, L.P.

          Exhibit 5 Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and Sutter Hill Ventures

          Exhibit 6 Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and InterWest Partners V, L.P.

          Exhibit 7 Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and IMS Health Incorporated

          Exhibit 8 Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and Sequoia Capital Growth Fund

          Exhibit 9 Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and Sequoia Technology Partners III

          Exhibit 10 Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and WPG Enterprise Fund II, L.L.C.

          Exhibit 11 Stockholder Agreement dated as of February 21, 1999 between Oscar Acquisition Corporation and Weiss, Peck & Greer Venture Associates III, L.L.C.

          Exhibit 12 Joint Filing Agreement dated as of March 3, 1999 between Oscar Acquisition Corporation and Science Application International Corporation